FORM U-13-60
                    Mutual and Subsidiary service companies
                            Revised February 7, 1980







                                 ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1996 and Ending December 31, 1996

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                            EUA COGENEX CORPORATION
                       (Exact Name of Reporting Company)

                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")



Date of Incorporation  September 26, 1983.

If not Incorporated, Date of Organization.

State or Sovereign Power under which Incorporated or Organized Massachusetts.

Location of Principal Executive Offices of Reporting Company:
     Boott Mills South, 100 Foot of John Street, Lowell, Massachusetts 01852

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Richard M. Burns, Comptroller & Asst. Treas., 1 Liberty Sq., Boston MA  02109
     (Name)              (Title)                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting company:

                Eastern Utilities Associates

SEC 1926 (6-82)                                TOTAL NUMBER OF PAGES 84



INSTRUCTIONS FOR USE OF MODIFIED FORM U-13-60

1. Time of Filing - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

4. Organization Structure - The Company shall submit with each annual report a copy of its current organizational chart.


                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                  SCHEDULE OR     PAGE
                                                  ACCT. NO.       NO.

Description of Schedules and Accounts


COMPARATIVE BALANCE SHEET                         Schedule I      5-8

COMPANY PROPERTY                                  Schedule II     9-10

  ACCUMULATED PROVISION FOR DEPRECIATION AND
  AMORTIZATION OF COMPANY PROPERTY                Schedule III    11-12

  INVESTMENTS                                     Schedule IV     13-18

  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V      19

  ACCOUNTS RECEIVABLE AGING                       Schedule VI     20-21

  ACCUMULATED PROVISION FOR UNCOLLECTIBLE         Schedule VII    22
  ACCOUNTS

  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII   23

  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX     24-25

  PROPRIETARY CAPITAL                             Schedule XI     26

  LONG-TERM DEBT                                  Schedule XII    27

  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII   28-30

  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV    31-50

COMPARATIVE INCOME STATEMENT                      Schedule XV     51-52

  ANALYSIS OF BILLING - SALES & PROJECT REVENUES  Accounts 514/417 53

  ANALYSIS OF MISCELLANEOUS INCOME                Accounts 419/421/
                                                           450    54-56

  SCHEDULE OF EXPENSE DISTRIBUTION                Schedule XVII   57

  DEPARTMENTAL ANALYSIS OF SALARIES               Account 920     58

  OUTSIDE SERVICES EMPLOYED                       Account 923     59-61

  GENERAL ADVERTISING EXPENSES                    Account 930.1   62

  MISCELLANEOUS GENERAL EXPENSES                  Account 930.2   63

                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                 SCHEDULE OR     PAGE
                                                 ACCT. NO.       NO.

Description of Schedules and Accounts


        RENTS                                     Account 931     64

        TAXES OTHER THAN INCOME                   Account 408     65-67

        DONATIONS                                 Account 426.1   68

        OTHER DEDUCTIONS                          Account 426.5   69

        NOTES TO STATEMENT OF INCOME              Schedule XVIII  70

        SCHEDULE OF TERMINATED CONTRACTS                          71

        SCHEDULE OF PROJECT VALUES                                72

        SCHEDULE OF ESTIMATED KILOWATTS SAVED                     73




                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of Reports or Statements


        PROJECT INCOME STATEMENT                                  74-78

        ORGANIZATIONAL STRUCTURE                                  79-83

        SIGNATURE CLAUSE                                          84

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

                   CURRENT YEAR - 1996
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                      EUA                   EUA         EUA
                                               Cogenex                 Cogenex      Nova
                                                Consol       Elimin   Corporation (Division)
     COMPANY PROPERTY
121  Company Property (Schedule II)             77,212,472              57,502,131  1,269,576
107  Construc. work in progress (Schedule II)    7,651,781               7,446,274
           Total Property                       84,864,253              64,948,405  1,269,576
108  Less accumulated provision for deprec.
      & amort. co. property (Schedule III)     (32,763,307)
           Net Company Property                 52,100,946              38,160,866    254,829

     INVESTMENTS
123  Inv. in associated companies (Schedule IV) 35,465,734  16,546,068  52,011,802
124  Other Investments (Schedule IV)            49,528,866              40,792,218
           Total Investments                    84,994,600  16,546,068  92,804,020

     CURRENT AND ACCRUED ASSETS
131   Cash                                       2,226,911               1,448,920    139,363
134   Special Deposits                             682,378                  84,292        200
135   Working Funds                                 19,650                  10,000      1,565
136   Temporary cash investments (Schedule IV)           0
141   Notes Receivable and Lease Receivable     19,889,703  12,583,829  31,024,526     72,958
143   Accounts Receivable (Schedule VI)         22,458,486              12,010,724  1,771,693
144   Acc. prov. for uncol. accts (Sched. VII)    (649,003)               (439,386)  (209,617)
146   Accts rec. from ass. cos. (Sched. V & VII)    76,220   7,309,234   6,847,107    305,247
152   Fuel stock expenses undistributed                  0
154   Materials and Supplies                     2,025,772                  63,569  1,339,641
163   Store expense undistributed                        0
165   Prepayments                                  134,296                 100,632      6,759
171   Interest Receivable                          475,042                 456,274     18,768
174   Miscellaneous current and accrued assets     116,662                  93,165
           Total Current and Accrued Assets     47,456,117  19,893,063  51,699,823  3,446,577

       DEFERRED DEBITS
181    Unamortized debt expense                    558,402                 558,402
184    Clearing Accounts
186    Misc. deferred debits (Schedule IX)       8,441,266               6,877,267
188    Research, development, or demonstration
          expenditures (Schedule X)
         Total Deferred Debits                   8,999,668               7,435,669

190    ACCUMULATED DEFERRED INCOME TAX BENEFIT   9,031,031               4,302,038


       TOTAL ASSETS AND OTHER DEBITS           202,582,362  36,439,131 194,402,416  3,701,406


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31

                   CURRENT YEAR - 1996
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                     EUA          EUA        EUA           EUA        EUA
                                                 Day          NEM       Cogenex      Citizens   Highland
                                                (Division)    Inc       Canada     Corporation Corporation
     COMPANY PROPERTY
121  Company Property (Schedule II)             2,113,094    9,196,665               2,964,006   4,167,000
107  Construc. work in progress (Schedule II)                                           10,202     195,305
           Total Property                       2,113,094    9,196,665           0   2,974,208   4,362,305
108  Less accumulated provision for deprec.
      & amort. co. property (Schedule III)       (801,711)  (1,317,954)               (163,421)   (677,935)
           Net Company Property                 1,311,383    5,878,711           0   2,810,787   3,684,370

     INVESTMENTS
123  Inv. in associated companies (Schedule IV)
124  Other Investments (Schedule IV)                                     5,897,908               2,838,740
           Total Investments                                             5,897,908               2,838,740

     CURRENT AND ACCRUED ASSETS
131   Cash                                         36,182      568,629      50,242      44,720     (61,145)
134   Special Deposits                            255,915                              115,011     226,960
135   Working Funds                                 1,442                                3,000       3,643
136   Temporary cash investments (Schedule IV)
141   Notes Receivable and Lease Receivable        32,548                  891,568                 451,932
143   Accounts Receivable (Schedule VI)         1,576,339      403,635      21,940     953,797   5,720,358
144   Acc. prov. for uncol. accts (Sched. VII)
146   Accts rec. from ass. cos. (Sched. V & VII    89,659                               55,164      88,277
152   Fuel stock expenses undistributed
154   Materials and Supplies                      582,772                                           39,790
163   Store expense undistributed
165   Prepayments                                   7,390                   11,632                   7,883
171   Interest Receivable
174   Miscellaneous current and accrued assets     23,497
           Total Current and Accrued Assets     2,605,744      972,264     975,382   1,171,692   6,477,698

       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Misc. deferred debits (Schedule IX)          1,205    1,260,128     246,156      50,598       5,912
188    Research, development, or demonstration
          expenditures (Schedule X)
         Total Deferred Debits                      1,205    1,260,128     246,156      50,598       5,912

190    ACCUMULATED DEFERRED INCOME TAX BENEFIT               4,038,647                             690,346


       TOTAL ASSETS AND OTHER DEBITS            3,918,332   12,149,750   7,119,446   4,033,077  13,697,066

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31


                 CURRENT YEAR - 1996
ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL

                                                        EUA                      EUA        EUA
                                                      Cogenex                  Cogenex      Nova
                                                      Consol     Elimin      Corporation  (Division)
          PROPRIETARY CAPITAL
201   Common Stock Issued (Schedule XI)                   100       1,400           100
204   Redeemable pref. stock of subs. (Schedule XI)        75
211   Misc. paid-in-capital (Schedule XI)          47,273,467  15,802,669    46,175,934
215   Appropriated retained earnings (Schedule XI)
216   Unappropriated ret. (Schedule XI)               275,146     741,999       305,556   108,889
           Total Proprietary Capital               47,548,788  16,546,068    46,481,590   108,889

     LONG-TERM DEBT

223    Advances from ass. cos. (Schedule XII)
224    Other long-term debt (Schedule XII)         90,800,000                90,800,000
225    Unamortized premium on long-term debt
226    Unamortized discount of long-term debt
            Total Long-Term Debt                   90,800,000                90,800,000

     CURRENT AND ACCRUED LIABILITIES

224    Cur. Mats. of LT debt (Schedule XII)        21,700,000                21,700,000
231    Notes payable                               22,464,685                17,923,000
232    Accounts payable                             4,682,330                 3,171,218   219,954
233    Notes payable to ass. cos. (Schedule XIII)              12,583,829                 755,650
234    Accounts payable - ass. cos. (Schedule XIII)   221,684   5,516,432       666,693   732,305
236    Taxes accrued                                  450,570                    14,208    55,316
237    Interest accrued                             2,482,523   1,632,802     2,482,523 1,351,623
238    Dividends declared                                         160,000
241    Tax collections payable (Refund)
242    Misc. current and acc. liab. (Schedule XIII) 2,702,610                 2,575,538    31,728
            Total Current and Accrued Liabilities  54,704,402  19,893,063    48,533,180 3,146,576


     DEFERRED CREDITS
253    Other deferred credits                       5,023,528                 4,125,450   445,941
255    Accumulated deferred inv. tax credits
            Total Deferred Credits                  5,023,528                 4,125,450   445,941

282/283 ACCUMULATED DEFERRED INCOME TAXES           4,505,644                 4,462,196



TOTAL LIABILITIES AND PROPRIETARY CAPITAL         202,582,362  36,439,131   194,402,416 3,701,406

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31



                 CURRENT YEAR - 1996
ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL (CONTINUED)

                                                         EUA         EUA         EUA       EUA        EUA
                                                         Day         NEM       Cogenex   Citizens  Highland
                                                      (Division)     Inc        Canada     Corp.     Corp.
          PROPRIETARY CAPITAL
201   Common Stock Issued (Schedule XI)                               1,100        100       100        100
204   Redeemable pref. stock of subs. (Schedule XI)                                           75
211   Misc. paid-in-capital (Schedule XI)             1,097,532  11,502,050    (64,132)           4,364,752
215   Appropriated retained earnings (Schedule XI)
216   Unappropriated ret. (Schedule XI)                 (50,598)   (229,430)   485,327    27,251    370,150
           Total Proprietary Capital                  1,046,934  11,273,720    421,295    27,426  4,735,002

     LONG-TERM DEBT

223    Advances from ass. cos. (Schedule XII)
224    Other long-term debt (Schedule XII)
225    Unamortized premium on long-term debt
226    Unamortized discount of long-term debt
            Total Long-Term Debt

     CURRENT AND ACCRUED LIABILITIES

224    Cur. Mats. of LT debt (Schedule XII)
231    Notes payable                                                         3,648,300   873,782     19,603
232    Accounts payable                                 532,191                107,667   118,773    532,527
233    Notes payable to ass. cos. (Schedule XIII)     1,767,073     340,000            2,587,500  7,133,606
234    Accounts payable - ass. cos. (Schedule XIII)     200,027       8,363  2,591,231   339,890  1,199,607
236    Taxes accrued                                      9,775                336,360     3,351     31,560
237    Interest accrued                                 281,179
238    Dividends declared                                           160,000
241    Tax collections payable (Refund)
242    Misc. current and acc. liab. (Schedule XIII)       1,351                           63,828     30,165
            Total Current and Accrued Liabilities     2,791,596     508,363  6,683,558 3,987,124  8,947,068


     DEFERRED CREDITS
253    Other deferred credits                            79,802     366,900     14,593     2,870    (12,028)
255    Accumulated deferred inv. tax credits
            Total Deferred Credits                       79,802     366,900     14,593     2,870    (12,028)

282/283 ACCUMULATED DEFERRED INCOME TAXES                               767               15,657     27,024



TOTAL LIABILITIES AND PROPRIETARY CAPITAL             3,918,332  12,149,750  7,119,446 4,033,077 13,697,066



    ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
         SCHEDULE I - CONSOLIDATING BALANCE SHEETS

   Give balance sheet of the companies as of December 31

                    PRIOR YEAR - 1995
ACCOUNT           ASSETS AND OTHER DEBITS


             COMPANY PROPERTY                                    EUA                           EUA        EUA
                                                               Cogenex                       Cogenex      Nova
                                                             Consolidated   Eliminations   Corporation (Division)
          COMPANY PROPERTY
121  Company Property (Schedule II)                           71,392,964                   55,234,904  1,307,137
107  Construction work in progress (Schedule II)              17,842,313                   15,920,855          0
          Total Property                                      89,235,277             0     71,155,759  1,307,137
122  Less accumulated provision for depreciation
     and amortization company property (Schedule III)        (28,075,830)                 (23,333,540)  (966,772)
          Net Company Property                                61,159,447             0     47,822,219    340,365

     INVESTMENTS
123  Investments in associated companies (Schedule IV)        44,414,138    16,612,662     61,026,800
124  Other Investments (Schedule IV)                          48,251,335                   43,137,166
          Total Investments                                   92,665,473    16,612,662    104,163,966          0

     CURRENT AND ACCRUED ASSETS
131  Cash                                                         (4,591)                     412,320   (217,414)
134  Special Deposits                                            448,119                       86,249        200
135  Working Funds                                                18,785                       10,000      2,054
136  Temporary cash investments (Schedule IV)                          0
141  Notes Receivable and Lease Receivable                    17,678,994     6,445,502     23,612,308     95,766
143  Accounts Receivable (Schedule VI)                        18,716,747                   11,497,630  4,313,233
144  Accumulated provision for uncollectible
         accounts (Schedule VII)                                (416,036)                    (318,155)   (67,756)
146  Accounts receivable from associate companies
         (Schedule V and VI)                                      24,661     4,002,106      3,485,478    360,276
152  Fuel stock expenses undistributed                                 0
154  Materials and Supplies                                    3,345,963                       84,655  2,592,939
163  Store expense undistributed                                       0
165  Prepayments                                               1,116,442                    1,068,888     12,429
171  Interest Receivable                                         682,477                      675,959      6,518
174  Miscellaneous current and accrued assets (Schedule X)       104,479                       80,982
          Total Current and Accrued Assets                    41,716,040    10,447,608     40,696,314  7,098,245

        DEFERRED DEBITS
181  Unamortized debt expense                                    710,082                      710,082
184  Clearing Accounts                                                 0
186  Miscellaneous deferred debits (Schedule IX)               2,347,611                      933,889    (51,586)
188  Research, development, or demonstration expenditures
            (Schedule X)                                               0
          Total Deferred Debits                                3,057,693             0      1,643,971    (51,586)

190          ACCUMULATED DEFERRED INCOME TAX BENEFIT           6,413,338                      983,115


        TOTAL ASSETS AND OTHER DEBITS                        205,011,991    27,060,270    195,309,585 7,387,024


    ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
         SCHEDULE I - CONSOLIDATING BALANCE SHEETS

   Give balance sheet of the companies as of December 31

                    PRIOR YEAR - 1995
ACCOUNT           ASSETS AND OTHER DEBITS (CONTINUED)

             COMPANY PROPERTY                                    EUA         EUA         EUA       EUA        EUA
                                                                 Day         NEM       Cogenex   Citizens   Highland
                                                              (Division)     Inc       Canada    Corp.     Corporation
          COMPANY PROPERTY
121  Company Property (Schedule II)                          1,589,098      9,197,105              481,996  3,582,724
107  Construction work in progress (Schedule II)               234,268              0              765,665    921,525
          Total Property                                     1,823,366      9,197,105            1,247,661  4,504,249
122  Less accumulated provision for depreciation
     and amortization company property (Schedule III)         (721,321)    (2,663,053)             (30,279)  (390,865)
          Net Company Property                               1,102,045      6,564,052            1,217,382  4,113,384

     INVESTMENTS
123   Investments in associated companies (Schedule IV)
124   Other Investments (Schedule IV)                                                  4,112,495            1,001,674
           Total Investments                                         0              0  4,112,495         0  1,001,674

     CURRENT AND ACCRUED ASSETS
131  Cash                                                      (87,408)           993    (37,663)  (24,198)   (51,221)
134  Special Deposits                                          150,753                              10,917    200,000
135  Working Funds                                               2,223                               3,000      1,508
136  Temporary cash investments (Schedule IV)
141  Notes Receivable and Lease Receivable                      47,601                   225,058              143,763
143  Accounts Receivable (Schedule VI)                       1,543,285        510,799     14,002   354,229    483,569
144  Accumulated provision for uncollectible accounts
         (Schedule VII)                                        (30,125)
146  Accounts receivable from associate companies
          (Schedule V and VI)                                  161,534                               2,814     16,665
152  Fuel stock expenses undistributed
154  Materials and Supplies                                    572,230                                         96,139
163  Store expense undistributed
165  Prepayments                                                 4,880                    23,570       229      6,446
171  Interest Receivable
174  Miscellaneous current and accrued assets                   23,497
          Total Current and Accrued Assets                   2,388,470        511,792    224,967   346,991    896,869

        DEFERRED DEBITS
181  Unamortized debt expense
184  Clearing Accounts
186  Miscellaneous deferred debits (Schedule IX)                            1,360,250               77,852     27,206
188  Research, development, or demonstration
        expenditures (Schedule X)
          Total Deferred Debits                                      0      1,360,250        0      77,852     27,206

190     ACCUMULATED DEFERRED INCOME TAX BENEFIT                             4,330,547                       1,099,676

        TOTAL ASSETS AND OTHER DEBITS                        3,490,515     12,766,641 4,337,462  1,642,225  7,138,809

    ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
         SCHEDULE I - CONSOLIDATING BALANCE SHEETS

   Give balance sheet of the companies as of December 31

                    PRIOR YEAR - 1995
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL

                                                                EUA                     EUA        EUA
                                                               Cogenex                 Cogenex      Nova
                                                             Consolidated Elimination Corporation (Division)
          PROPRIETARY CAPITAL
   201  Common Stock Issued (Schedule XI)                            100      1,400         100
   204  Redeemable preferred stock of subsidiaries                    75
   211  Miscellaneous paid-in-capital (Schedule XI)           45,787,286 15,866,491  44,689,755
   215  Appropriated retained earnings (Schedule XI)                   0
   216  Unappropriated retained earnings (Schedule XI)         6,796,889    744,771   4,943,244  2,118,076
             Total Proprietary Capital                        52,584,350 16,612,662  49,633,099  2,118,076

        LONG-TERM DEBT

   223   Advances from associate companies (Schedule XII)              0
   224   Other long-term debt (Schedule XII)                 112,500,000            112,500,000
   225   Unamortized premium on long-term debt                         0
   226   Unamortized discount of long-term debt                        0
              Total Long-Term Debt                           112,500,000          0 112,500,000         0

        CURRENT AND ACCRUED LIABILITIES

   224   Current Maturities of Long-term debt (Schedule XII)   6,700,000              6,700,000
   231   Notes payable                                        14,366,231              9,564,000
   232   Accounts payable                                      6,130,039              4,797,367    706,123
   233   Notes payable to associate companies (Schedule XIII)          0  6,445,502              2,431,446
   234   Accounts payable - associated companies (Schedule XIII) 644,654  2,356,083   1,161,985    625,333
   236   Taxes accrued                                           122,224                 14,334     35,764
   237   Interest accrued                                      2,564,263  1,434,023   2,564,263  1,258,513
   238   Dividends declared                                            0    212,000
   241   Tax collections payable (Refund)                              0
   242   Miscellaneous current and accrued liabilities
                (Schedule XIII)                                6,803,826              6,637,254     32,180
              Total Current and Accrued Liabilities           37,331,237 10,447,608  31,439,203  5,089,359


        DEFERRED CREDITS
   253  Other deferred credits                                 2,547,474              1,688,353    179,589
   255  Accumulated deferred investment tax credits                    0
             Total Deferred Credits                            2,547,474          0   1,688,353    179,589

282/283 ACCUMULATED DEFERRED INCOME TAXES                         48,930          0      48,930          0

      TOTAL LIABILITIES AND PROPRIETARY CAPITAL              205,011,991 27,060,270 195,309,585  7,387,024

    ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
         SCHEDULE I - CONSOLIDATING BALANCE SHEETS

   Give balance sheet of the companies as of December 31

                    PRIOR YEAR - 1995
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL (CONTINUED)

                                                                EUA       EUA       EUA       EUA        EUA
                                                                Day       NEM     Cogenex   Citizens    Highland
                                                             (Division)   Inc     Canada    Corporation Corporation
          PROPRIETARY CAPITAL
   201  Common Stock Issued (Schedule XI)                                   1,100        100        100        100
   204  Redeemable preferred stock of subsidiaries                                                   75
   211  Miscellaneous paid-in-capital (Schedule XI)          1,097,532 11,502,050       (311)            4,364,751
   215  Appropriated retained earnings (Schedule XI)
   216  Unappropriated retained earnings (Schedule XI)        (175,731)   437,533     96,142    (17,780)   140,176
             Total Proprietary Capital                         921,801 11,940,683     95,931    (17,605) 4,505,027

        LONG-TERM DEBT

   223  Advances from associate companies (Schedule XII)
   224  Other long-term debt (Schedule XII)
   225  Unamortized premium on long-term debt
   226  Unamortized discount of long-term debt
             Total Long-Term Debt                                    0          0          0          0          0

        CURRENT AND ACCRUED LIABILITIES

   224 Current Maturities of Long-term debt (Schedule XII)
   231 Notes payable                                                               4,177,644    560,763     63,824
   232 Accounts payable                                        327,187                          251,479     47,883
   233 Notes payable to associate companies (Schedule XIII)  1,867,073                          660,000  1,486,983
   234 Accounts payable - associated companies
           (Schedule XIII)                                     120,038      4,741                82,184  1,006,456
   236 Taxes accrued                                            12,451                63,887        382     (4,594)
   237 Interest accrued                                        175,510
   238 Dividends declared                                                 212,000
   241 Tax collections payable (Refund)
   242 Miscellaneous current and accrued liabilities
              (Schedule XIII)                                  101,162     33,230
            Total Current and Accrued Liabilities            2,502,259    216,741  4,241,531  1,655,970  2,633,782


        DEFERRED CREDITS
   253 Other deferred credits                                   66,455    609,217          0      3,860          0
   255 Accumulated deferred investment tax credits
            Total Deferred Credits                              66,455    609,217          0      3,860          0

282/283         ACCUMULATED DEFERRED INCOME TAXES                    0         0           0          0          0

      TOTAL LIABILITIES AND PROPRIETARY CAPITAL              3,490,515 12,766,641  4,337,462  1,642,225  7,138,809

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996
                                  SCHEDULE II
                                COMPANY PROPERTY

DESCRIPTION                   BALANCE AT                 RETIREMENTS OTHER     BALANCE
                              BEGINNING      ADDITIONS   OR SALES    CHANGES   AT CLOSE
                               OF YEAR                                           OF YEAR
COMPANY PROPERTY
ACCOUNT

121 LEASEHOLD IMPROVEMENTS:
    EUA COGENEX                57,531                                                 57,531
    EUA NOVA                   72,829                                                 72,829
    EUA CITIZENS               3,490                                                   3,490
    EUA HIGHLAND               41,214                                                 41,214

121 BUILDINGS:
    EUA DAY                   833,717        2,150                                   835,867

121 EQUIPMENT:
    EUA COGENEX            36,160,997    2,332,816     (2,408,967)  (83,726) <F1> 36,001,120
    EUA NOVA                  431,570        4,144                                   435,714
    EUA NEMI                8,663,633                                              8,663,633
    EUA CITIZENS              374,305    1,107,351                                 1,481,656
    EUA HIGHLAND              409,627      694,389       (309,123)                   794,893

121  COMPUTER EQUIPMENT:
     EUA COGENEX              936,899      102,730         (7,867)                 1,031,762
     EUA NOVA                  17,228       74,219         (1,283)                    90,164
     EUA DAY                    2,426                                                  2,426
     EUA NEMI                   4,906                                                  4,906
     EUA CITIZENS              21,674          235                                    21,909
     EUA HIGHLAND             240,887       14,522        (30,970)                   224,439

121  OFFICE FURNITURE AND
     EQUIPMENT:
     EUA COGENEX              204,439       15,464           (105)                   219,798
     EUA NOVA                 569,360       26,684                                   596,044
     EUA DAY                  575,092       57,734         (4,947)                   627,879
     EUA NEMI                  28,566                        (440)                    28,126
     EUA CITIZENS              10,202                                                 10,202
     EUA HIGHLAND              42,814        6,211                                    49,025
121  AUTOMOBILES, OTHER VEHICLES
     AND RELATED GARAGE
     EQUIPMENT:
     EUA COGENEX              413,820                    (413,820)                         0
     EUA NOVA                 216,150       15,002       (156,328)                    74,824
     EUA DAY                  177,863        7,980                                   185,843

301  ORGANIZATION
     EUA COGENEX              554,034                                                554,034
     EUA CITIZENS                   0       72,250                                    72,250
     EUA HIGHLAND               7,622                                                  7,622

302/303 MISCELLANEOUS PLANT AND
        INTANGIBLE PLANT:
        EUA COGENEX       16,907,184     100,526       (17,815)                  16,989,895
        EUA DAY                    0     196,620                                    196,620
        EUA NEMI             500,000                                                500,000
        EUA CITIZENS          72,325                                (72,325) <F1>         0
        EUA HIGHLAND       2,840,560     209,249                                  3,049,809


SUB-TOTAL                 71,392,964    5,040,276    (3,351,665)   (156,051)     72,925,524

107     CONSTRUCTION WORK IN
        PROGRESS:
        EUA COGENEX       15,920,855   52,395,543   (58,222,134)                 10,094,264
        EUA DAY              234,268       30,191                                   264,459
        EUA CITIZENS         765,665    3,446,919    (2,827,884)                  1,384,700
        EUA HIGHLAND         921,525   10,525,744   (11,251,964)                    195,305

TOTAL                     89,235,277   71,438,673   (75,653,647)   (156,051)     84,864,252

<F1> ASSET WRITE-OFFS

<F2> RECLASS TO ORGANIZATION

1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUB-ACCOUNT DESCRIPTION                  NET CHANGE      BALANCE AT CLOSE
                                                              OF YEAR

(1) Utility Load Reduction Programs        (123,104)       30,367,994
(2) Energy Management Programs            1,455,844        16,573,308
(3) Energy Management Equipment               4,144           435,714

TOTAL                                     1,336,884        47,377,016

3/      DESCRIBE OTHER COMPANY PROPERTY:
        NONE
4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        FOR A DESCRIPTION OF CONSTRUCTION WORK IN PROGRESS,
        SEE "NOTES TO FINANCIAL STATEMENTS" ON PAGE 29

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                        AMORTIZATION OF COMPANY PROPERTY

                   BALANCE AT                 RETIREMENTS   OTHER    BALANCE AT
DESCRIPTION        BEGINNING     ADDITIONS     OR SALES    CHANGES   CLOSE OF YEAR
                   OF YEAR
ACCOUNT

111 ORGANIZATION:
    EUA COGENEX        54,754     111,028                                165,782
    EUA CITIZENS            0      19,819                                 19,819
    EUA HIGHLAND        6,850         772                                  7,622


111 MISCELLANEOUS IN-
    TANGIBLE PLANT:
    EUA COGENEX     3,597,407     971,876     (14,026)                 4,555,257
    EUA NOVA          186,000                                            186,000
    EUA NEMI          191,659     108,329                                299,988
    EUA CITIZENS        4,817       5,343     (10,160)                         0
    EUA HIGHLAND       81,787     194,722                                276,509

122 LEASEHOLD
    IMPROVEMENTS:
    EUA COGENEX        37,208      10,004                                 47,212
    EUA NOVA           54,448      12,435                                 66,883
    EUA CITIZENS          407         698                                  1,105
    EUA HIGHLAND       17,494       7,544        (310)                    24,728

122 OFFICE FURNITURE AND
    FIXTURES:
    EUA COGENEX       130,863      57,907                                188,770
    EUA NOVA          368,719      66,824      (2,133)                   433,410
    EUA DAY           454,066      51,171                                505,237
    EUA NEMI           19,316       8,810        (440)                    27,686
    EUA CITIZENS        1,484       2,041                                  3,525
    EUA HIGHLAND        8,540       8,743                                 17,283

122 COMPUTER EQUIPMENT:
    EUA COGENEX       580,488     349,186                                929,674
    EUA NOVA                0      42,389     (36,023)                     6,366
    EUA DAY               404         486                                    890
    EUA NEMI            1,182       1,501                                  2,683
    EUA CITIZENS        2,067       4,370                                  6,437
    EUA HIGHLAND      122,883      34,485     (28,768)                   128,600

122 EQUIPMENT:
    EUA COGENEX    18,627,358   3,636,716  (1,279,504)  (83,726) (A)  20,900,844
    EUA NOVA          215,397      37,266                                252,663
    EUA NEMI        2,420,896     566,702                              2,987,598
    EUA CITIZENS       21,503     111,032                                132,535
    EUA HIGHLAND      153,312     156,327     (86,445)                   223,194

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                  AMORTIZATION OF COMPANY PROPERTY (Continued)

                          BALANCE AT                 RETIREMENTS    OTHER     BALANCE AT
DESCRIPTION               BEGINNING     ADDITIONS     OR SALES      CHANGES   CLOSE
                          OF YEAR                                             OF YEAR
122  AUTOMOBILES, OTHER
     VEHICLES & RELATED
     GARAGE EQUIPMENT
     EUA COGENEX          305,462        269,730      (575,192)                      0
     EUA NOVA             142,208         45,578      (118,361)                 69,425
     EUA DAY              163,643          4,585                               168,228

122  STRUCTURES AND
     IMPROVEMENTS
     EUA DAY              103,208         24,148                               127,356

TOTALS                 28,075,830      6,922,567    (2,151,362)   (83,726)  32,763,309

(A)     ASSET WRITE-OFFS

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE IV
                                  INVESTMENTS


FILED UNDER CONFIDENTIAL TREATMENT REQUEST

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:   Complete the following schedule listing accounts receivable.


DESCRIPTION                                     BALANCE AT        BALANCE
                                                BEGINNING         AT CLOSE
                                                OF YEAR           OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE

        EUA Cogenex:
        EUA Service Corporation                   24,441          76,220
        EUA Northeast Energy Management              220               0
                                                  24,661          76,220

                TOTAL                             24,661          76,220




             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE VI
                           ACCOUNTS RECEIVABLE AGING

INSTRUCTIONS:   Complete the following schedule concerning the aging of
                accounts receivable for Account 143 - Accounts Receivable and
                Account 146 - Accounts Receivable from Associated companies


DESCRIPTION                                      BALANCE AT       BALANCE AT
                                                 BEGINNING OF     END OF YEAR
                                                 YEAR
ACCOUNT 143 - ACCOUNTS RECEIVABLE
EUA Cogenex Corporation
        0 - 30 Days                                6,139,469       2,953,499
        31 - 60 Days                                 198,259         875,774
        62 - 90 Days                                 472,432         994,400
        91 - Over                                  4,633,470       7,187,051
                                                  11,497,630      12,010,724
EUA Nova Corporation
        0 - 30 Days                                1,014,725         139,385
        31 - 60 Days                               1,113,618         353,997
        62 - 90 Days                                 825,730         541,520
        91 - Over                                  1,359,160         736,791
                                                   4,313,233       1,771,693
EUA Day Corporation
        0 - 30 Days                                  478,288         510,972
        31 - 60 Days                                 153,895         243,513
        62 - 90 Days                                 800,244         106,537
        91 - Over                                    110,858         715,319
                                                   1,543,285       1,576,341
EUA NEMI Corporation
        0 - 30 Days                                  252,744         403,635
        31 - 60 Days                                 258,055               0
        62 - 90 Days                                       0               0
        91 - Over                                          0               0
                                                     510,799         403,635
EUA Citizens Corporation
        0 - 30 Days                                  308,454         260,342
        31 - 60 Days                                  20,775         117,204
        62 - 90 Days                                  25,000         156,272
        91 - Over                                          0         419,980
                                                     354,229         953,798
EUA Highland Corporation
        0 - 30 Days                                  302,904       1,863,768
        31 - 60 Days                                  70,200       1,251,035
        62 - 90 Days                                  64,908         488,949
        91 - Over                                     45,557       2,116,607
                                                     483,569       5,720,359
EUA Canada Corporation
        0 - 30 Days                                   14,002          21,940

        TOTAL ACCOUNT 143 - ACCOUNTS RECEIVABLE   18,716,747      22,458,490

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE VI
                     ACCOUNTS RECEIVABLE AGING (Continued)


DESCRIPTION
                                                 BALANCE AT         BALANCE AT
                                                 BEGINNING OF       END OF YEAR
                                                 YEAR
ACCOUNT 143 - ACCOUNTS RECEIVABLE
        from associated companies

EUA Cogenex
        0 - 30 Days                                  24,661             76,220


        Total                                        24,661             76,220



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE VII
                ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS

INSTRUCTIONS:   Complete the following analysis of accumulated provision for uncollectible accounts receivable.


                                                        CURRENT YEAR
DESCRIPTION                         BALANCE AT                                    BALANCE AT
                                    BEGINNING OF                                  CLOSE OF
                                       YEAR       PROVISIONS      WRITE-OFF       YEAR

ACCOUNT 144 -PROVISION FOR UNCOLLECTIBLE
             ACCOUNTS:

EUA Cogenex Corporation               318,155      390,000         (268,769)       439,386

EUA Nova                               67,756      276,570         (134,709)       209,617

EUA Day                                30,125       30,000          (60,125)             0

        TOTAL                         416,036      696,570         (463,603)       649,003

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                 SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                     BALANCE AT          BALANCE AT
                                                BEGINNING           CLOSE
                                                OF YEAR             OF YEAR

ACCOUNT 174 -MISCELLANEOUS CURRENT
             AND ACCRUED ASSETS

EUA Cogenex Corporation:
        Executive Life Insurance                  80,982             93,166
EUA Day Corporation:
        Executive Life Insurance                  23,497             23,496

        TOTAL                                    104,479            116,662

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE IX
                         MISCELLANEOUS DEFERRED DEBITS
INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                             BALANCE AT              BALANCE AT
                                        BEGINNING OF YEAR       CLOSE OF YEAR

ACCOUNT 186 -   MISCELLANEOUS
        DEFERRED DEBITS
EUA Cogenex:
        Leased Equipment                          0                  45,273
        50/50 SEC Ruling                     73,255                  36,631
        CWIP Reclasses                            0                 460,472
        Measuring & Monitoring Advance       39,403                       0
        EUA Day - Interco ADJ (DEC 96)        7,102                  38,482
        EUA Nova - Interco ADJ (OCT 96)           0                 (21,629)
        EUASC Bill - Sales Tax                    0                  22,119
        Net Income ADJ                            0                (101,237)
        Columbia University                 169,044                 511,716
        Pajaro Valley                             0                 (68,075)
        Open Work Authorizations            582,089               5,966,057
        Sanwa                                25,092                  18,288
        Miscellaneous (11)                   25,672                   3,570
        Bankers Leasing                      12,232                  49,578
        Revised Loss on Sale                      0                 (49,578)
        Cash Receipts                             0                 (38,849)
        MWE - Legal                               0                   4,449
        Sub Total                           933,889               6,877,267

EUA Nova:
        Misc. Reconciling Adjustments       (51,586)                      0

EUA Day:
        Miscellaneous (1)                         0                   1,205

EUA NEMI:
        Deferred Royalties                1,360,250               1,260,128

EUA Citizens Corporation
        Open Work Authorizations             77,852                  77,063
        Interco Note ADJ                          0                 (25,000)
        Miscellaneous (3)                         0                  (1,464)
        Sub Total                            77,852                  50,599

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE IX
                         MISCELLANEOUS DEFERRED DEBITS
INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                                 BALANCE AT              BALANCE AT
                                            BEGINNING OF YEAR       CLOSE OF YEAR
EUA Highland Corporation:
        Miscellaneous (2)                        6,319                  5,912

EUA Cogenex - Canada
        Development Costs                            0                246,156

        TOTAL                                2,347,611              8,441,267


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE XI
                              PROPRIETARY CAPITAL

ACCOUNT
NUMBER     CLASS OF STOCK     NUMBER OF       PAR OR STATED    OUTSTANDING CLOSE OF PERIOD
                               SHARES          VALUE PER
                              AUTHORIZED       SHARE           NO. OF SHARES   TOTAL AMOUNT

201   COMMON STOCK ISSUED     1,000             $0.10           1,000            $100.00

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions which give rise to the reported amounts.


DESCRIPTION                                                          AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                        47,273,466
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

(1) See Schedule XIV Notes to Financial Statements, Page 29

        TOTAL                                                      47,273,466

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associate per the General Instructions of the Uniform System of Accounts.
                For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


DESCRIPTION                   BALANCE AT    NET INCOME              BALANCE AT
                              BEGINNING        OR        DIVIDENDS   CLOSE
                              OF YEAR        (LOSS)       PAID       OF YEAR

ACCOUNT 216 - UNAPPROPRIATED
   RETAINED EARNINGS          6,796,886   (6,521,740) (A)            275,146
        TOTAL                 6,796,886   (6,521,740)                275,146

(A)     Loss from Continuing Operations


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                  SCHEDULE XII
                                 LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For
                Account 224 -Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.



NAME OF CREDITOR    TERMS OF OBLIG    DATE       INT.  AMOUNT     BALANCE AT  ADDITION 1/DEDUC-TIONS BALANCE AT
                    OF OBLIGATION     OF         RATE  AMORTIZED  BEGINNING                          CLOSE OF YEAR
                    CLASS & SERIES    MATURITY                    OF YEAR
ACCOUNT 223 -
 ADVANCES
 FROM
 PARENT AND
 ASSOCIATE
 COMPANIES


ACCOUNT 224 -      Unsecured Notes
 OTHER LONG -      to Prudential
 TERM DEBT:        Ins. Co. of
                   America & PRUCO
                   Life Ins. Co.      09/03/97  7.22%   15,000,000  15,000,000            15,000,000           0

                   Unsecured Notes
                   to Prudential
                   Ins. Co. of
                   America & PRUCO
                   Life Ins. Co.      10/30/01   9.6%   20,000,000  16,000,000             3,200,000  12,800,000

                   Unsecured Notes
                   to Prudential
                   Ins. Co. of
                   America            06/30/05 10.56%   35,000,000  31,500,000             3,500,000  28,000,000

                   Unsecured Notes
                   to qualified
                   institutional buyers
                   under Rule 144A
                   of the 1993 Act    09/15/00   7.0%   50,000,000  50,000,000                        50,000,000
        TOTAL                                          120,000,000 112,500,000            21,700,000  90,800,000

1/ GIVE AN EXPLANATION OF DEDUCTIONS

Sinking Fund Payments

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                 SCHEDULE XIII
                        CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
                grouped, showing the number of items in each group.


DESCRIPTION                                          BALANCE AT        BALANCE AT
                                                     BEGINNING         CLOSE
                                                     OF YEAR           OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
              COMPANIES
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
              COMPANIES:

EUA Cogenex Corporation
        Eastern Utilities Associates                 195,000           50,564
        EUA Service Corporation                      425,697          160,669
                                                     620,697          211,233
EUA Nova
        EUA Service Corporation                       16,338            2,555

EUA Day
        EUA Service Corporation                        4,576            2,620

NEMI
        EUA Service Corporation                           86           (1,682)

EUA Citizens
        EUA Service Corporation                        1,045            3,853

EUA Highland
        EUA Service Corporation                        1,912            3,105

        TOTAL                                        644,654          221,684

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                 SCHEDULE XIII
                  CURRENT AND ACCRUED LIABILITIES (Continued)
DESCRIPTION
                                             BALANCE AT      BALANCE AT
                                             BEGINNING       CLOSE

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES
EUA Cogenex Corporation
        Miscellaneous (16)                  (13,230)        (16,976)
        Commitment Fee                       18,277          16,301
        Retainage Liability                 356,890         141,643
        Reserve for Cogen Disp.           5,787,892       2,170,245
        Accrued Liability (HTI PRJS)         84,454          81,116
        Accrued Liability (VA Hospital)      22,657          22,657
        Accrued Liability (BECO PRJS)       380,314               0
        Energy Matrix, Inc.                       0         108,177
        Reorganization                            0         365,906
        Tru-Brite/Walgreens                       0          45,961
        Conserv Alliance/Enertech                 0        (348,480)
        Systems Corp/Gillem & McPherson           0         (11,012)
                                          6,637,254       2,575,538
EUA Day
        Miscellaneous (1)                         0           1,351
                                                  0           1,351
EUA Nova
        Federal Income Tax Withheld               0          18,897
        Trade Financing                      11,403               0
        Incentive Strategies                 21,045               0
        Miscellaneous (10)                     (268)         12,831
                                             32,180          31,728
EUA Highland
        Accrued Vacations                    26,251          27,582
        Miscellaneous (4)                     6,709           2,583
                                             33,230          30,165
EUA Citizens
        Retainer Construction Contracts      38,252               0
        Accrued Maintenance Fees             62,819          52,918
        Miscellaneous (2)                        91          10,910
                                            101,162          63,828

        TOTAL                             6,803,826       2,702,610

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                 SCHEDULE XIII
                  CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be
                grouped, showing the number of items in each group.


DESCRIPTION
                                              BALANCE AT       BALANCE AT
                                              BEGINNING        CLOSE
                                              OF YEAR          OF YEAR
ACCOUNT 224 -CURRENT MATURITIES OF LT DEBT

   Prudential Ins. Co. Due 9/30/97 @ 7.22%            0       15,000,000

   Prudential Ins. Co. Due 10/30/01 @ 9.6%    3,200,000        3,200,000

   Prudential Ins. Co. Due 6/30/05 @ 10.56%   3,500,000        3,500,000

        TOTAL                                 6,700,000       21,700,000



                            EUA Cogenex Corporation
                         Notes To Financial Statements
                    For The Years December 31, 1996 and 1995

A.      General

EUA Cogenex Corporation (the Company) is a wholly-owned subsidiary of Eastern Utilities Associates (EUA), a registered public utility holding company. In addition to its investment in the Company, EUA has interests in retail and wholesale utility companies operating in the New England region, a service corporation and three other non-utility companies. As a subsidiary of EUA, the accounting policies and practices of the Company are subject to review by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. The Company is regulated by the SEC in matters related to its own debt financings and asset acquisitions. There are no current geographic restrictions on the Company's operations.

The Company is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and costs of its customers. Such technology and equipment include building automation systems, lighting modifications, boiler and chiller replacements and other mechanical measures such as motors and drives. The Company may design, install, own, operate, maintain, and finance specific energy efficient applications for its customers.

The Company is compensated for its services primarily through energy services agreements in which the Company and the customer who occupies or owns a facility agree upon a prescribed base year and a set of savings calculations. The Company then receives payments based on a portion of the savings that result from the installation and maintenance of the energy efficient equipment in the facility. Some of the Company's revenues under these agreements are dependent upon the actual achievement of energy savings; therefore, the Company assesses the financial and technical risk of each customer and project.

In addition, the Company participates in demand side management (DSM) programs sponsored by electric utilities as a means to decrease both base load and peak demand on the utilities' systems. In utility DSM programs, the Company contracts with the utility and its commercial and industrial customers in order to decrease the overall demand on the utility system or to reduce peak demand, curtailing the need for costly capacity additions. The Company is paid by the utility based on the reduction i n the demand on the utility's system and may also receive a portion of the customers' savings by entering into energy services agreements of the type described above with those customers. The Company contracts for utility DSM programs through a bidding process or participates in the utility's "Standard Offer Program". The Company also may, from time to time, acquire existing DSM contracts or energy services agreements, or the benefits from those contracts from other energy services companies.

The Company also operates a lighting services division, EUA Nova, and a controls division, EUA Day. The Company restructured it Nova Division in 1996 because of changing market conditions. EUA Nova provides lighting products designed to achieve an efficiency gain through the integration of various lamp, ballast, and light reflector products. EUA Day, is primarily engaged in the business of customization, installation and servicing of building temperature control systems, monitoring and verification systems and process control systems for the purpose of energy conservation. These systems are primarily designed for regulating lighting, heating, ventilation, and air conditioning but can also simultaneously be used for security surveillance of building entry and exit, equipment monitoring, and air quality monitoring.

On July 25, 1996, the Company received an order from the SEC authorizing the Company to expand its services it currently provides to include services relating to furnishing and conserving water for the types of customers to whom it has historically furnished energy related services. The water conservation services that the Company anticipates providing may range from domestic applications such as toilet replacements and retrofits, shower head replacements and aerators, to commercial and industrial water treatment applications such as water reclamation, purification and reuse, heating, cooling and refrigeration, and waste water filtration systems.

The Company also provides consulting services to its customers in the form of training in the proper use and maintenance of the energy equipment. This service includes instruction in the use of existing equipment as well as newly installed equipment so that further energy savings can be realized. In addition, the Company monitors installed projects on a 24-hour basis and dispatches third party contractors to make repairs and/or adjustments.

The Company's principal markets include institutional, commercial, industrial and government entities, and through its EUA Citizens Services subsidiary public and private multi-family housing.

The Company's competition is comprised primarily of manufacturers and distributors of energy efficiency equipment, other utility owned energy services companies, engineering consulting firms, and financial institutions who provide capital to finance energy efficiency projects.

The rates charged by the Company to customers through its Energy Service Agreements are not subject to the jurisdiction of any regulatory agency.

At December 31, 1996, the Company employed 213 persons in its operations.


B.      Summary of Significant Accounting Policies

Equity Investment

The financial statements reflect the Company's investment in five partnership entities under the equity method of accounting. These amounts are shown on the Company's balance sheet at December 31, 1996 and 1995 as investments in associated companies . The Company is the managing general partner in all of the partnerships. The Company has provided virtually all of the capital to the partnerships and is entitled to a return of, and on, this capital. All partnerships and their customers are subject to the same selection and screening process to establish acceptable credit quality.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets a nd liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions with Affiliates

Transactions between the Company and other EUA affiliated companies include the following: for accounting and other administrative services rendered by EUA Service Corporation, the Company incurred costs of approximately $1,146,000 in 1996 and $1,265,000 in 1995 and paid office rental expense of approximately $16,200 in 1995 to Eastern Edison Company.

Revenues

Revenues and contract expenses are based on the financial arrangements established by each individual contract. Revenue recognition is determined as follows:

              Paid from Savings Contracts

         Under paid from savings contracts, the Company receives payments from customers as energy savings are calculated and verified on a regular basis over a fixed contract term. Revenue is recognized as such savings are realized by customers. Construction and installation costs are capitalized and then amortized as contract expenses on a straight line basis over the applicable contract term. Losses on contracts are fully recognized in the period that they become estimable.

              Energy Savings Project Sales and Sales-Type Leases

         Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded.

              Installation and Fabrication of Energy Savings Equipment

         Revenue from the installation and fabrication of energy savings equipment is recognized when the sale and/or installation is complete. All installation and fabrication costs are recognized as the projects are completed and/or sold.

Interest Income

Interest income from notes and leases receivable are recorded on the accrual basis over the term of the agreements.

Inventories

Inventories represent finished goods and raw materials utilized in the fabrication of lighting retrofit kits by EUA NOVA and purchased computerized building heating and air conditioning automation controls of EUA Day, both are divisions of the Company. Inventories are stated at lower of cost (first-in, first-out) or market.


Property, Plant and Equipment

Property, plant and equipment and projects in progress, which are stated at cost, are comprised of project energy management, demand reduction equipment, office furniture and equipment, computer equipment, and real property.

The components of project equipment cost include contracted work, direct labor and material, direct and indirect overheads and interest capitalized during construction.

For financial statement purposes, depreciation on office furniture and equipment, fabrication equipment and a building is computed on the straight-line method based on estimated useful lives of five, ten, and forty years, respectively, and is include d as part of G&A expenses on the income statement.

Project equipment is depreciated on the straight line method over the term of the applicable contracts, or based on the estimated useful lives, whichever is shorter. The depreciation terms range from five to fifteen years. Total depreciation expense amounted to $7.8 million and $8.1 million in 1996 and 1995, respectively, and is included in contract expense on the income statement.

Energy savings projects in progress represents the cost of such projects, as well as, in some cases, advances to contractors that can be satisfied by the contractor delivering to the Company the energy savings agreement collateralized by the equipment and the right to the revenues generated therefrom. Ultimately the projects are either capitalized as property, plant and equipment or charged to cost of sales depending on the terms of the arrangement with the customer.

Income Taxes

The general policy of the Company with respect to accounting for income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences.

The Company files a consolidated federal tax return with EUA, as a result payments or refunds are allocated to the Company in accordance with EUA's Federal Tax Sharing Agreement. However, the Company files its state tax returns on an individual company basis.


Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

New Accounting Standards

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 125 "Accounting for Transfers and Serving of Financial Assets and Extinguishment of Liabilities" (FAS 125) effective for transactions occurring after December 31, 1996. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In addition, it also requires that liabilities and derivatives incurred or obtained by transfers as part of a transfer of financial assets be initially measured at fair value, if practicable. Management is currently evaluating the impact that the adoption of this standard will have on the Company's operations.

In March 1995, FASB issued Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), effective for fiscal year 1996. FAS 121 requires an entity to review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews certain long-live d assets on an annual basis to insure that estimated future cash inflows are sufficient to meet the asset's carrying value. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

C.      Discontinued Operations

In September 1995, the Company announced that it was discontinuing its cogeneration operations because, overall, the cogeneration portfolio had not performed up to expectations. The Company's total net investment in its cogeneration portfolio was $2 9.6 million and substantially all of the net operating assets were sold on October 1, 1995 for approximately $11.5 million. The decision to discontinue its cogeneration operations resulted in an estimated after-tax charge of approximately $10.5 million for 1995.

Revenues from discontinued operations were $5.5 million for the six months ended June 30, 1995. The remaining components of net assets of discontinued operations at December 31, 1996 and 1995 are immaterial.

D.      Acquisitions

On March 1, 1995, the Company acquired certain energy services assets of Citizens Conservation Corporation of Boston, Massachusetts in exchange for preferred stock (see Note L "Preferred Stock") of a newly formed subsidiary of the Company, EUA Citizens. The largest assets the Company obtained with the Citizens Conservation acquisition are contracts with various public and private housing authorities.

The Company also acquired on May 1, 1995, Highland Energy Group, an energy services company in Boulder, Colorado in exchange for $4.2 million of EUA common shares (176,258 shares). Highland provides energy conservation services in Colorado, Texas, Ohio, North Carolina and certain other midwestern states.

Both the Citizens and Highland acquisitions were accounted for using the purchase method of accounting. Also, the Highland acquisition resulted in the recognition of goodwill of approximately $2.8 million and is being amortized over 15 years.

In addition, the Company has recognized approximately $6.6 million of goodwill as a result of its acquisitions of EUA Nova and EUA Day. These acquisitions were accounted for using the purchase method and is being amortized over 15 years.

E.      Income Taxes

The Company utilizes FASB Statement No. 109, "Accounting for Income Taxes" (FAS
109) which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse.



At December 31, 1996 and 1995, total deferred tax assets, for which a valuation allowance of approximately $1.0 million in 1996 was deemed necessary, were $8.7 million and $8.6 million, respectively, and total deferred tax liabilities were $4.2 million and $2.2 million, respectively. Total deferred tax assets and liabilities are comprised as follows (in thousands):

                            Deferred Tax                      Deferred Tax
                               Assets                          Liabilities
                            1996    1995                       1996    1995
Provision for Step                         Plant Related
  Up Tax Basis - NEM      $ 3,965 $ 4,281     Differences    $ 3,848 $ 2,072
Net operating loss carry-                  Post-Retirement
  forward, (net of $1,034                  Benefits              145      70
  valuation allowance)      1,469   1,400    Other               177      92
Reserve for
  cogeneration losses         901   1,615
Reserve for unrecovered
  costs                       866
Alternative
  Minimum Tax                   4     177
Bad Debts                     260      53
Pension                       994     735
Other                         236     337
        Total             $ 8,695 $ 8,598                    $ 4,170 $ 2,234

The Company's share of the consolidated group's alternative minimum tax credits is approximately $4,000 which can be used to reduce future tax liability and has no expiration. The Company also has approximately $20 million of state net operating loss carryforwards which expire between the years 2000 and 2011.

Components of income tax expense from continuing operations for the years 1996 and 1995 are as follows:


In Thousands                              1996           1995

        US Federal:

        Current (benefit)               $ (5,646)       $ 1,710
        Deferred                           1,579           (126)
                                          (4,067)         1,584

        Foreign:

        Current                              361             64

        State:

        Current                              194            555
        Deferred (benefit)                  (152)          (434)
                                              42            121

Provision for income taxes (benefit)    $ (3,664)       $ 1,769

Total income tax expense (benefit) from continuing operations was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

In Thousands                                 1996          1995

   Federal income tax (benefit)
    computed at statutory rates          $ (3,565)       $ 1,606
   Increases (decreases) in tax from:
     State taxes, net of federal
      income tax benefit                       27             79
     Other                                   (126)            84
   (Benefit) provision for income taxes
     on continuing operations            $ (3,664)       $ 1,769


F.      Notes Receivable

The Company has two types of notes receivable. The first type results from the construction and sale of energy savings projects to its customers. Upon completion of the construction, a sale is recovered and reflected a note receivable on the Company's financial statements.

The second type results from arrangements with contractors and/or other energy services firms to finance the installation of energy savings project equipment at their customer's premises. This type is also recorded on the Company's financial statements as notes receivable.

Interest income is accrued on these contracts based on the stated or implicit interest rate within each contract ranging from 7.0% to 18.0%. The term of the contracts range in maturity from one to ten years.

The components of notes receivable are as follows (in thousands):

                                  1996            1995

Notes from Project Sales        $ 29,866        $ 27,021

Notes from Project Financing      24,404          23,512

Total                           $ 54,270        $ 50,533

G.      Net Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. As sales-type leases, the lease payments to be received over the term of the lease are recorded as a receivable at the inception of the lease. Finance income attributable to the lease contracts is recognized as income under the interest method over the term of the lease.

The components of the net investment in sales-type leases are as follows (in thousands):

                                                    1996      1995

        Minimum lease payments receivable       $ 24,884    $ 23,679
        Less:   Unearned interest                 (7,744)     (9,230)
                Current portion                   (1,992)     (1,641)

        Net investment in sales-type leases     $ 15,148    $ 12,808

Future minimum lease payments due under sales-type leases at December 31, 1996 are as follows (in thousands):

        1997                   $ 3,326
        1998                     3,263
        1999                     2,867
        2000                     2,642
        2001 and thereafter     12,786


H.      Contract Rights

Contract rights represent the cost of the Company's acquisition of a collateralized financial interest in certain customer contracts which provide the Company with energy savings payments. The cost of the contract rights are being amortized on a straight line basis over the lives of the various contracts which range from 5 years to 15 years.

I.      Long-Term Debt (in thousands)
                                                1996            1995
        Unsecured Notes Payable:

        10.56% series due June 30, 2005       $ 31,500        $ 35,000
        Interest only payable through
        June 30, 1996.  A 10% sinking
        fund replacement is due annually
        beginning June 30, 1996.
        This debt is unconditionally
        guaranteed by EUA.

        9.60% series due October 31, 2001       16,000          19,200
        Interest only payable through
        October 31, 1995.  A sinking
        fund replacement of $800 per
        quarter is due beginning on
        October 31, 1995 and thereafter
        until the debt is paid in full.

        7.22% series due September 30, 1997     15,000          15,000
        Interest only payable through
        September 30, 1997 with a final
        payment of the entire note due
        at that time.

        7.0% series due September 15, 2000      50,000          50,000
        Interest only payable through
        September 15, 2000 with a final
        payment of the entire note due
        at that time.


Total                                          112,500         119,200
Less Current Maturities                         21,700           6,700
                                              $ 90,800       $ 112,500

Scheduled maturities of long-term debt for the five years following 1996 are as follow (in thousands):

        1997    $ 21,700
        1998       6,700
        1999       6,700
        2000      56,700
        2001       6,700

The Company is subject to certain covenants within the agreements relating to its long term notes. The most restrictive of these covenants require the Company to maintain a ratio of income before taxes plus fixed charges to fixed charges of at least 1.10 to 1 and a common equity to capitalization ratio (as defined in the agreements) of at least 20% through June 30, 1995 and not less than 30% for any two successive quarters thereafter. The Company was in compliance with the common equity to capitalization ratio at December 31, 1996. However, in the second quarter as a result of lower than anticipated sales, the Company was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements. The Company has reached agreement with lenders to modify the interest coverage covenant contained in these agreements through January 1, 1998 and to waive the default created by the June 1996 charges. As of December 31, 1996, the Company was in compliance with the modified interest coverage covenant contained in these agreements.

In addition, in connection with the Company's 7.22% and 9.6% unsecured notes, EUA is required to maintain an equity to total debt ratio of at least 20% through June 30, 1995 and 30% thereafter. EUA was in compliance with this provision at December 31, 1996.

J.      Notes Payable - Lines of Credit

The EUA System companies, which includes the Company, maintain short-term lines of credit with various banks aggregating approximately $140 million of which $120 million is available to the Company. At December 31, 1996, unused short-term lines of credit amounted to $89 million. These credit lines are available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with the various banks, commitment fees are required to maintain the certain lines of credit. At December 31, 1996 and 1995, the Company had approximately $21.6 million and $13.8 million, respectively, in borrowings outstanding under these arrangements at weighted average interest rates of 5.5% and 6.2%, respectively. In addition, the Company has short term debt outstanding of approximately $0.9 million and $0.6 million at December 31, 1996 and 1995, respectively, under the Company's own financing arrangements.

K.      Fair Value of Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Net Investment In Sales-Type Leases and Long-Term Notes Receivable: The fair value of the Company's net investment in sales-type leases and long-term notes receivables was based on market rates of similar receivables.

Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for similar securities.

The estimated fair value of the Company's financial instruments at December 31, 1996 and 1995 are as follows (dollars in thousands):


                                         Carrying                Fair
                                          Amount                 Value
                                        1996    1995          1996     1995

Cash and Cash Equivalents           $  5,317  $    462    $  5,317 $     462

Notes Receivable and Net Investment
in Sales-Type Leases                $ 69,418  $ 63,341    $ 71,874 $  65,126

Long-Term Debt
(including current maturities)      $112,500  $119,200    $118,040 $ 128,301


L.      Preferred Stock

In connection with the acquisition of Citizens, (See Note D "Acquisitions"), the Company issued 7,500 shares of Citizens' Non-Participating Preferred Stock, par value of $0.01. The Preferred Stock is non-redeemable until January 1, 2002 or upon the seventh anniversary of the execution of the definitive agreement. After such date, the Preferred Stock may be redeemed at the Company's sole discretion at a redemption price of $100 per share plus accrued dividends. Dividends are non-cumulative and are contingent upon Citizens' results of operations. The annual dividend rate is equal to 33% of the adjusted net income of Citizens (as defined in such agreements) divided by 7,500 shares. As of December 31, 1996, no dividends were accrued as a result of the level of adjusted net income of Citizens.

M.      Joint Ventures

In 1996, the Company announced the formation of a joint venture with Monenco-Agra of Canada to provide energy services in Canada. This alliance is designed to provide the Company with a significant presence in Canada. This proposal is currently awaiting regulatory approval.

N.      Commitments and Contingencies

Pension

The Company participates with other EUA System companies in non-contributory defined benefit pension plans covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.


Total pension expense for the retirement plan in 1996 and in 1995 included the following components (in thousands):
                                                   1996    1995

        Service cost-benefits earned
        during the period                          $ 299   $ 272
        Interest cost on projected
        benefit obligation                           192     170
        Actual return on assets                      (99)   (213)
        Net amortization and deferrals                29     170
        Total periodic pension
        expense                                    $ 421   $ 399


The funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actual present value of accumulated benefit obligations in 1996 and 1995 were 7.25% and 8.25% and 4.25 % and 4.75%, respectively. The expected long-term rate of return on plan assets was 9.50% for 1996 and 1995.

The discount rate used to determine pension costs was changed effective January 1, 1997, to 7.50% and was used to calculate the plan's funded status at December 31, 1996.

The EUA System also maintains non-qualified supplemental retirement plans for certain officers. EUA maintains life insurance on certain participants of the supplemental plans to fund in whole, or in part, its future liabilities under the supplemental plans. For the years ended December 31, 1996 and 1995 expenses related to the supplemental plan were approximately $26,000 and $106,000, respectively.

The Company also provides a defined contribution 401 (K) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan, amounted to $150,000 and $163,000 for 1996 and 1995, respectively.


Post Retirement Benefits Other than Pension

Certain retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by the Company for all qualified employees.

FAS 106 "Accounting for Post-Retirement Benefits Other Than Pensions", establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS 106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. The Company has elected to recognize the Transit ion Obligation over a period of twenty years. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized amounts was approximately $102,000 in 1996 and $75,000 in 1995.

The total cost of post-retirement benefits other than pension for 1996 and 1995 includes the following components (in thousands):

                                                1996    1995

        Service cost                            $ 109   $ 99
        Interest cost                              70     65
        Actual return of plan assets               (3)   (28)
        Amortization of transition obligation      34     38
        Other amortizations and deferrals-net     (39)
        Total post-retirement benefit cost      $ 171   $174


        Assumptions:

    Discount rate                                7.25%   8.25%
    Health care cost trend rate - near-term       9.0%   11.0%
            - long-term                           5.0%    5.0%
    Salary increase rate                         4.25%   4.75%
    Rate of return on plan assets - non-union    7.50%   5.50%

    Reconciliation of funded status:

    Accumulated post-retirement benefit obligation (APBO):
    Retirees                                      $ (126) $ (151)
    Active employees fully eligible for benefits
    Other active employees                          (508)   (488)
    Total                                           (634)   (639)

    Fair value of assets, primarily notes and bonds  577     346
    Unrecognized transition obligation               377     401
    Unrecognized net loss (gain)                    (409)   (296)
    (Accrued) post-retirement benefit cost         $ (89) $ (188)


The discount rate used to determine post-retirement benefit obligations changed effective January 1, 1997 to 7.5%, and was used to calculate the funded status of post-retirement benefits at December 31, 1996.


Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by approximately $35,000 and increase the total accumulated post-retirement benefit obligation by approximately $130,000.

The Company has also established an irrevocable external Voluntary Employee Benefit Association Trust Fund. Contributions to the fund commenced in March 1993 and totaled approximately $237,000 and $75,000 during 1996 and 1995, respectively.

Curtailment

The trustees of EUA approved an amendment to the Pension Plan which resulted in the freezing of all future benefits under the plan as of April 1, 1997 for all current EUA Cogenex and Nova employees. In addition, the EUA trustees voted to discontinue post-retirement medical and life insurance benefits to all future EUA Cogenex retirees effective April 1, 1997. To offset the impact of the curtailment of the benefit plans the Company will increase its matching percentage of Employees' Voluntary Contributions to the 401 (K) Savings Plan.

Operating Leases

The Company conducts its operations in leased facilities under certain non-cancelable operating lease arrangements which expire through 2002. In addition, the Company maintains a master operating lease for certain office equipment and automobiles. Future minimum payments under these leases are as follows (in thousands):

        1997                        $ 1,083
        1998                            901
        1999                            607
        2000                            370
        2001 and thereafter             263
                                    $ 3,224

Total rent expense under the operating leases was $1,126,000 and $852,000 in 1996 and 1995, respectively.

Letters of Credit and Performance Bonds

The Company is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or a performance bond to collateralize performance under the contract. These contingent obligations will only be drawn by the customer if the Company fails to perform under the construction contract. Upon performance, the customer would be obligated to pay the Company the full amount under the respective energy savings agreement. The total amount of outstanding letters of credit and performance bonds as of December 31, 1996 was approximately $4.3 million and $4.1 million, respectively, and as of December 31, 1995 were approximately $5.5 million and $3.7 million, respectively.

As of December 31, 1996, management is not aware of any potential drawings under the letters of credit or claims made to the surety under the performance bonds.

Sale of Receivables

The Company sold, without recourse, notes receivable under agreements with several financial institutions, the net cumulative proceeds of which amounted to approximately $11.9 million during 1995.

These agreements contain a provision that the Company may be required to repurchase the contract if the payments under the contract are not made as a result of non-realization of expected savings. In management's opinion, the likelihood of such an e vent is remote.

Litigation

In September 1995, EUA FRCII Energy Associates, Micro Utility Partners of America, L.P., and EUA WestCoast, L.P., each of which is a partnership of which the Company is the managing partner (the Partnerships) and The Company entered into an assignment agreement with Ridgewood/Mass. Corp. (f/k/a Ridgewood Cogen Corporation) (Ridgewood) whereby Ridgewood acquired the benefits and obligations to certain cogeneration projects from the Company and the Partnerships. In 1996, the Partnerships and the Company filed suit in the United States district Court for the district of Massachusetts against Ridgewood and others seeking payment of approximately $518,000, resulting from Ridgewood's failure and refusal to pay for services provided on their behalf under a certain Transition Period Agreement between and among the parties.


On December 2, 1996, Ridgewood filed a demand for arbitration in Boston, Massachusetts with regard to such claim and with regard to an alleged breach of representations and warranties by the Company and the Partnerships under the assignment agreement. Ridgewood seeks a total of approximately $4.3 million. The federal court action has been dismissed without prejudice pending the arbitration. In the arbitration, the Company and the Partnerships have filed a counterclaim in which they also seek a determination that certain provisions of the assignment agreement are binding and enforceable according to their terms. The amount in controversy with respect to the counterclaims has not yet been determined. Management cannot determine at this time the ultimate outcome of these proceedings.

The Company, through its EUA WestCoast (WestCoast) L.P., had under development a cogeneration facility. The host of this facility had terminated the Energy Services Agreement between WestCoast and itself due to failure to complete the project. West Coast disagreed with the host and as a result filed suit against the contractor responsible for the construction of the facility, as well as the surety which issued a performance bond on the project.

In 1996, the Company settled this lawsuit with all parties and was awarded approximately $2.8 million. As a result of the Company's decision in 1995 to discontinue its cogeneration operations, the Company had previously recorded a reserve for an estimated loss net of these anticipated proceeds. Therefore, this settlement and the write-off of associated costs did not have an impact on the results of operation for 1996.

The Company has been notified of a lawsuit brought on by a host customer against the Company and its insurance carriers. The basis of the lawsuit originated from a previous suit brought on by an employee of a subcontractor who worked at the host's facility against the Company and several other
parties.   The individual sued for personal injuries sustained as a result of a work related injury. The Company has forwarded this complaint to its insurance carriers. In the opinion of management, it is not likely that the Company will incur a loss resulting from this lawsuit.

Other

Under the terms of the Plan of Reorganization and Agreement of Merger between the Company and the shareholders of Highland Energy Group, the seller has the opportunity to receive additional EUA Common Shares based upon Highland's financial performance over a three year period from the initial closing. The contingent earn-out amount, if any, is based upon an agreed-to formula between the Company and the seller. The maximum additional earn-out shall not exceed $3.8 million over the three year period ending April 30, 1998 and will be accounted for as an addition to the purchase price.





ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
            SCHEDULE XV - STATEMENT OF INCOME

                   CURRENT YEAR - 1996



ACCOUNT          DESCRIPTION                            EUA                 EUA           EUA
                                                      Cogenex             Cogenex         Nova
                                                      Consol     Elimin   Corporation  (Division)
            INCOME
415      Sales Revenue                             13,404,033                           6,687,190
417      Project Revenues                          17,864,123              12,713,531
417      Consulting Revenues                        1,536,807
418      Equity in Earnings                            20,142   2,557,227   2,577,369
419      Interest Income                            9,485,089     486,800   8,807,558      12,319
417      Energy Savings Project Sales               8,742,772               6,140,878
417      Turnkey Project Sales                     10,367,268               3,743,712
421/450  Miscellaneous Income                        (117,579)               (217,854)     94,107
                   Total Income                    61,302,655   3,044,027  33,765,194   6,793,616


            EXPENSE

904      Uncollectible accounts                       695,000                 390,000     275,000
910      Misc. Cust Serv & Info expense                     0
912      Demonstrating and selling expense          2,273,325               2,150,127      27,197
913      Advertising expense-merchandising            240,755                             230,912
920      Salaries and wages                         6,022,787               2,930,508   1,407,752
921      Office supplies and expenses               1,658,150                 629,987     323,828
922      Adm. expense transferred-(credit)           (469,441)               (312,045)
923      Outside services employed                    946,929                 529,508     271,725
924      Property insurance                           265,652                 152,820      56,505
925      Injuries and damages                         (13,480)                (75,252)     60,899
926      Employee pensions and benefits             1,242,246                 788,069     272,347
927      Franchise Requirements                           800                     800
928      Regulatory commission expense                      0
930.1    General advertising expenses                   3,425
930.2    Miscellaneous general expenses              (180,135)               (115,162)     91,356
931      Rents                                      1,082,466                 706,092     242,771
935      Maintenance of structures and equipment      120,117                  78,987      35,739
403/405  Depreciation and amortization expense      1,745,874               1,089,906     160,688
408.1    Taxes other than income taxes                700,089                 261,299     185,329
409.1    Income taxes                              (5,883,523)             (7,182,906)
410.1    Prov. for deferred income taxes-(credit)    (393,103)               (393,103)
410.2    Provision for deferred income taxes        1,819,645               1,484,297
416.0    Cost of Goods Sold                         9,671,934                           5,088,230
417.1    Expenses non-utility operations           34,956,771              24,093,721
421.1    Gain-disposition of property                 (46,986)                (24,461)    (20,635)
421.2   Loss-disposition of property                  186,539                 186,539
426.1   Donations                                       2,065                   2,065
426.3   Penalties                                       3,978                   3,736
426.5   Other Deductions                              376,405                 361,329
427     Interest on long-term debt                  9,777,404               9,777,404
428     Amortization of debt disc. and expenses       151,680                 151,680
430     Interest on debt to associated companies        1,511     486,800       1,511      93,110
431     Int. exp. on short-term debt and other      1,572,607               1,257,451          49
432     Capitalized Interest (credit)                (707,091)               (522,026)

                        Total Expense              67,824,395     486,800  38,402,881   8,802,802


         NET (LOSS) INCOME                         (6,521,740)  2,557,227  (4,637,687) (2,009,186)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
            SCHEDULE XV - STATEMENT OF INCOME  (Continued)

                   CURRENT YEAR - 1996




ACCOUNT          DESCRIPTION                           EUA       EUA       EUA       EUA         EUA
                                                       Day       NEM     Cogenex  Citizens     Highland
                                                    (Division)   Inc     Canada   Corporation Corporation
            INCOME
415      Sales Revenue                              6,716,843
417      Project Revenues                                      3,718,917              371,660    1,060,015
417      Consulting Revenues                                                        1,536,807
418      Equity in Earnings
419      Interest Income                                                   985,573     4,245      162,194
417      Energy Savings Project Sales                                                           2,601,894
417      Turnkey Project Sales                                                                  6,623,556
421/450  Miscellaneous Income                                                6,168
                   Total Income                     6,716,843  3,718,917   991,741  1,912,712  10,447,659


            EXPENSE

904      Uncollectible accounts                        30,000
910      Misc. Cust Serv & Info expense
912      Demonstrating and selling expense                                             71,550      24,451
913      Advertising expense-merchandising              9,843
920      Salaries and wages                           920,817     35,880              168,976     558,854
921      Office supplies and expenses                 538,254    (15,546)              31,626     150,001
922      Adm. expense transferred-(credit)                                            (48,559)   (108,837)
923      Outside services employed                    110,739     18,848                1,852      14,257
924      Property insurance                            43,470                           5,164       7,693
925      Injuries and damages                                        555               (5,787)      6,105
926      Employee pensions and benefits               103,851      9,162               16,117      52,700
927      Franchise Requirements
928      Regulatory commission expense
930.1    General advertising expenses                   3,425
930.2    Miscellaneous general expenses              (164,711)     2,093                2,584       3,705
931      Rents                                         31,624      8,095                8,315      85,569
935      Maintenance of structures and equipment                      35                2,254       3,102
403/405  Depreciation and amortization expense         80,390    118,639    20,924     22,110     253,217
408.1    Taxes other than income taxes                194,635        400               11,205      47,221
409.1    Income taxes                                            679,943   360,932     18,895     239,613
410.1    Prov. for deferred income taxes-(credit)
410.2    Provision for deferred income taxes                     292,667               15,657      27,024
416.0    Cost of Goods Sold                         4,583,704
417.1    Expenses non-utility operations                         675,174     1,742  1,463,325   8,722,809
421.1    Gain-disposition of property                               (65)                           (1,825)
421.2   Loss-disposition of property
426.1   Donations
426.3   Penalties                                                                         242
426.5   Other Deductions                                                                   76      15,000
427     Interest on long-term debt
428     Amortization of debt disc. and expenses
430     Interest on debt to associated companies      105,669                          73,314     214,707
431     Int. exp. on short-term debt and other          6,622              218,958     87,382       2,145
432     Capitalized Interest (credit)                  (6,622)                        (78,617)    (99,826)

                        Total Expense               6,591,710  1,825,880   602,556  1,867,681  10,217,685


         NET (LOSS) INCOME                            125,133  1,893,037   389,185     45,031     229,974




ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES (CONTINUED)
                    PRIOR YEAR - 1995

ACCOUNT           DESCRIPTION                             EUA                    EUA        EUA           EUA          EUA
                                                        Cogenex                Cogenex      Nova          Day          NEM
                                                     Consolidated Elimin.    Corporation (Division)    (Division)      Inc
             INCOME

   415   Sales Revenue                                20,971,027                          14,606,786    6,364,241
   417   Project Revenues                             41,841,062             36,102,574                              3,385,557
   417   Consulting Revenues                           1,419,448
   418   Equity in Earnings                           (7,252,959) 2,095,001  (5,157,958)
   419   Interest Income and Finance Fees              9,958,084    707,762  10,309,183       11,347
   723
421/450  Miscellaneous Income                            632,625                525,902       79,533
                   Total Income                       67,569,287  2,802,763  41,779,701   14,697,666    6,364,241    3,386,280


             EXPENSE

   904  Uncollectible accounts                           397,719                211,599      170,000       16,120
   910  Miscellaneous Cust Serv & Info expense                 0
   912  Demonstrating and selling expense                193,103                123,099       39,307       25,423
   913  Advertising expense-merchandising                130,477                              96,042       34,435
   920  Salaries and wages                             6,151,643              2,770,331    2,042,956      876,234        6,392
   921  Office supplies and expenses                   1,708,974                753,021      416,740      489,589      (13,342)
   922  Administrative expense transferred-(credit)     (441,508)              (422,676)
   923  Outside services employed                        886,679                573,308      195,545       81,265       21,268
   924  Property insurance                               324,414                201,348       53,411       63,071
   925  Injuries and damages                             131,957                 49,963       73,975                       555
   926  Employee pensions and benefits                   888,203                381,441      366,626      104,351        2,834
   927  Franchise Requirements                                85                     85
   928  Regulatory commission expense                          0
 930.1  General advertising expenses                       2,229                                (367)         436
 930.2  Miscellaneous general expenses                   238,799                218,353        6,105       11,312           86
   931  Rents                                            841,618                494,198      243,016       38,632       11,988
   935  Maintenance of structures and equipment           97,895                 78,574       16,232                       109
403/405 Depreciation and amortization expense          1,448,205                943,210      184,067       58,271      110,418
 408.1  Taxes other than income taxes                    757,535                266,564      264,697      195,876          315
 409.1  Income taxes                                     624,359               (660,799)                             1,095,629
 410.1  Provision for deferred income taxes-(credit)    (560,145)              (245,479)                              (314,666)
 410.2  Provision for deferred income taxes-(credit)  (6,041,712)            (6,041,712)
 416.0  Cost of Goods Sold                            15,115,039                          10,661,872    4,453,167
 417.1  Expenses non-utility operations               31,973,794             28,682,096                                588,230
 421.1  Gain-disposition of property                     (62,605)               (44,851)     (17,754)
 421.2  Loss-disposition of property                   9,388,490              9,387,672          818
 426.1  Donations                                          5,455                  5,355          100
 426.3  Penalties                                         14,938                  9,688
 426.5  Other Deductions                                  51,397                 51,397
   427  Interest on long-term debt                    10,186,204             10,186,204
   428  Amortization of debt disc. and expenses          151,670                151,670
   430  Interest on debt to associated companies         374,346    707,762     374,346      549,207       95,481
   431  Interest expense on short-term  debt and other 1,553,696              1,367,924          386        2,800
   432  Capitalized Interest (credit)                 (1,059,249)            (1,029,348)

                  Total Expense                       75,473,704    707,762  48,836,581   15,362,981    6,546,463    1,509,816
             NET (LOSS) INCOME                        (7,904,417) 2,095,001  (7,056,880)    (665,315)    (182,222)   1,876,464

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY -Continued
                    PRIOR YEAR - 1995

ACCOUNT           DESCRIPTION                                   EUA       EUA        EUA
             INCOME                                           Cogenex   Citizens   Highland
                                                              Canada   Corporation Corporation
   415   Sales Revenue
   417   Project Revenues                                                  62,433  2,290,498
   417   Consulting Revenues                                            1,419,448
   418   Equity in Earnings
   419   Interest Income                                       314,786        205     29,602
421/450  Miscellaneous Income                                   13,449     11,406      2,335
                   Total Income                                328,235  1,493,492  2,322,435


             EXPENSE

   904  Uncollectible accounts
   910  Miscellaneous Cust Serv & Info expense
   912  Demonstrating and selling expense                                   3,309      1,965
   913  Advertising expense-merchandising
   920  Salaries and wages                                                215,833    239,897
   921  Office supplies and expenses                                       32,495     30,471
   922  Administrative expense transferred-(credit)                       (18,832)
   923  Outside services employed                                           7,148      8,145
   924  Property insurance                                                    375      6,209
   925  Injuries and damages                                                5,743      1,721
   926  Employee pensions and benefits                                     10,922     22,029
   927  Franchise Requirements
   928  Regulatory commission expense
 930.1  General advertising expenses                                        2,160
 930.2  Miscellaneous general expenses                                      2,114        829
   931  Rents                                                              31,232     22,552
   935  Maintenance of structures and equipment                             1,376      1,604
403/405 Depreciation and amortization expense                               8,776    143,463
 408.1  Taxes other than income taxes                                      21,575      8,508
 409.1  Income taxes                                            64,174     (8,869)   134,224
 410.1  Provision for deferred income taxes-(credit)
 410.2  Provision for deferred income taxes-(credit)
 416.0  Cost of Goods Sold
 417.1  Expenses non-utility operations                          1,751  1,172,570  1,529,147
 421.1  Gain-disposition of property
 421.2  Loss-disposition of property
 426.1  Donations
 426.3  Penalties                                                           5,110        140
 426.5  Other Deductions
   427  Interest on long-term debt
   428  Amortization of debt disc. and expenses
   430  Interest on debt to associated companies                           13,455     49,619
   431  Interest expense on short-term  debt and other         166,168     13,440      2,978
   432  Capitalized Interest (credit)                                      (8,660)   (21,241)

                  Total Expense                                232,093  1,511,272  2,182,260

             NET (LOSS) INCOME                                  96,142    (17,780)   140,175


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                              ANALYSIS OF BILLINGS
                            SALES & PROJECT REVENUES
                                ACCOUNTS 415/417

DESCRIPTION                          TOTAL COST      EXCESS         TOTAL
                                                       OR           AMOUNT
                                                    DEFICIENCY
1.  Utility Load Reduction Programs                                21,114,411
2.  Energy Management Programs                                     15,859,752
3.  Packaged Cogeneration                                                   0
4.  Installation & Fabrication of Energy
    Services Equipment                                             13,404,033
5.  Consulting Fees                                                 1,536,807

      TOTAL                                                        51,915,003


INSTRUCTION:  Provide a brief description of the sales and services rendered by each category in accordance with sales and service contracts and list amounts applicable per category:

(A)     The following is a Summary of Consolidated Billings by Geographical
        Area:

        New England and New York                      $ 32,869,632
        Outside New England and New York                27,380,143
                                                      $ 60,249,775


        (A) Includes Northeast Energy Management Inc., EUA Highland Corp., EUA Citizens, and partnership revenues of $ 3,718,917, $ 10,285,465, $ 1,908,467, and $ 8,334,772 respectively.


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                        ANALYSIS OF MISCELLANEOUS INCOME
                        INTEREST INCOME AND OTHER INCOME
                                ACCOUNTS 419/421/450

DESCRIPTION OF ITEMS                                                 AMOUNTS
ACCOUNT 419.0   INTEREST INCOME AND OTHER INCOME

Interest Income
        Energy Savings Project Sales - Notes Receivable
        EUA Cogenex                                                $7,521,167
        EUA Highland                                                   53,359
        EUA Nova                                                       12,319
        TOTAL                                                       7,586,845

        Energy Savings Project Sales - Lease Receivable
        EUA Cogenex                                                  750,669
        EUA Highland                                                 108,835
        TOTAL                                                        859,504

        Energy Related Financing Transactions
        EUA Citizens                                                   2,853
        EUA Canada                                                   985,573
        TOTAL                                                        988,426

        Other Interest Income
        EUA Citizens                                                   1,392
        TOTAL                                                          1,392

        Finance Fees
        EUA Cogenex                                                   48,922
        TOTAL                                                         48,922

        TOTAL INTEREST INCOME AND OTHER INCOME                     9,485,089

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                        ANALYSIS OF MISCELLANEOUS INCOME
                        INTEREST INCOME AND OTHER INCOME
                                ACCOUNTS 419/421/450

DESCRIPTION OF ITEMS    AMOUNTS
421.0   MISCELLANEOUS NON-OPERATING INCOME:

        EUA Cogenex Corp:
        City of Philadelphia                       46,500
        Quincy Hospital                            25,000
        Federal Income Tax Current               (792,624)
        EC&S I - Management and Accounting         90,000
        EC&S II - Management and Accounting        90,000
        Late Payment Interest Revenue              59,028
        University of California                   12,856
        Sigma Circuits, Inc.                        9,607
        EUA Highland Energy Corporation             8,435
        Energy Matrix                              70,866
        Enersave RG&E Buyout                      157,353
        Tru-Brite/Walgreen's                       12,376
        Partnership N/I Accrual True-up          (101,237)
        K-Mart                                      9,983
        Conservation Alliance                       9,039
        Scallop Thermal Management-LOC             27,602
        Miscellaneous (5,000)                      47,362

        TOTAL                                    (217,854)

        EUA Canada:
        Rose Technology Finance Fee                 6,168

        TOTAL                                       6,168


        EUA Nova:
        Customer Service Chg.                      99,449
        Miscellaneous                              (5,342)
        TOTAL                                      94,107

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                        ANALYSIS OF MISCELLANEOUS INCOME
                  INTEREST INCOME AND OTHER INCOME (Continued)
                                ACCOUNTS 419/421

DESCRIPTION OF ITEMS    AMOUNTS
421.1 GAIN - DISPOSITION OF PROPERTY:

        EUA Cogenex:
        Borough of Freehold                        21,036
        Sale of Computer Equipment                  3,425
        Total                                      24,461

        EUA NEMI:
        Sale of Furniture                              65
        Total                                          65


        EUA/Highland:
        Sale of Computer Equipment                  1,825
        Total                                       1,825

        EUA Nova:
        Sale of Automobiles                        20,635
        Total                                      20,635

        GRAND TOTAL                                49,986

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                                 SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:   Indicate each department or service function.  (See Instruction
                01-3 General Structure of Accounting System: Uniform System of
                Accounts.)

                                                                  DEPARTMENT
DESCRIPTION OF ITEMS                         TOTAL                OR SERVICE
                                             AMOUNT     OVERHEAD  FUNCTION

920     SALARIES AND WAGES
921     OFFICE SUPPLIES AND EXPENSES
922     ADMINISTRATIVE EXPENSE TRANSFERRED
        - CREDIT
923     OUTSIDE SERVICES EMPLOYED
924     PROPERTY INSURANCE
925     INJURIES AND DAMAGES
926     EMPLOYEE PENSIONS AND BENEFITS
928     REGULATORY COMMISSION EXPENSE
930.1   GENERAL ADVERTISING EXPENSE
930.2   MISC. GENERAL EXPENSE
931     RENTS
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT         NOT
403     DEPRECIATION AND AMORTIZATION EXPENSE           APPLICABLE
408     TAXES OTHER THAN INCOME TAXES
409     INCOME TAXES
410     PROVISION FOR DEFERRED INCOME TAXES
411     PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT
419.1   AFUDC - EQUITY
426.1   DONATIONS
426.5   OTHER DEDUCTIONS
427     INTEREST ON LONG-TERM DEBT
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES
431     OTHER INTEREST EXPENSE
432     AFUDC - BORROWED FUNDS

        TOTAL EXPENSES


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                       DEPARTMENTAL ANALYSIS OF SALARIES
                                  ACCOUNT 920


INSTRUCTIONS:   Indicate each department or service function.  (See Instruction
                01-3 General Structure of  Accounting System: Uniform System of
                Accounts.)



NAME OF DEPARTMENT      DEPARTMENTAL SALARY EXPENSE              NUMBER
                        INCLUDED IN AMOUNTS BILLED TO          PERSONNEL


                        TOTAL   PARENT   OTHER        NON        END OF
                        AMOUNT  COMPANY  ASSOCIATES ASSOCIATES    YEAR

NOT APPLICABLE

TOTAL

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                           OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923
INSTRUCTIONS:   Provide a breakdown by sub-account of outside services
                employed.  If the aggregate amounts paid to any one payee and included within one sub-account is less than $25,000, only the aggregate number and amount  of all such payments included within the sub-account need be shown.  Provide a subtotal for each type of service.

                                                                        RELATIONSHIP
FROM WHOM PURCHASED                            ADDRESS                  A = ASSOCIATE     AMOUNT
                                                                         NA = NON
                                                                          ASSOC.
EUA COGENEX CORPORATION

OUTSIDE SERVICES-LEGAL:
  Martha Smith                              Shasta Dr, Londonderry, NH         NA          37,167
  McDermott, Will and Emery                 State Street, Boston, MA           NA         184,787
  Amortization of previously deferred legal
    charges                                                                    NA          36,662
  Allocation of EUA Service Company Fees    W. Bridgewater, MA                  A          37,759
  Various (22)                                                                 NA          29,640

OUTSIDE SERVICES-ACCOUNTING:
  Coopers and Lybrand                       Box 3026, Boston, MA               NA          35,133
  Allocation of EUA Service Company Fees    W. Bridgewater, MA                  A           7,889

OUTSIDE SERVICES-E.D.P.:
   Allocation of EUA Service Company Fees   W. Bridgewater, MA                  A           4,285

OUTSIDE SERVICES-OTHER:
   Measuring and Monitoring Services, Inc.  Shrewsbury Ave, Tinton Falls, NJ   NA          21,908
   Allocation of EUA Service Company Fees   W. Bridgewater, MA                  A          19,758
   Dun and Bradstreet                       Box 5096, Westborough, MA          NA          33,798
   The Madison Group                        Hayden Ave., Lexington, MA         NA          63,300
    Various (83)                                                               NA          17,422

TOTAL EUA COGENEX                                                                         529,508

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1996

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923


FROM WHOM PURCHASED                          ADDRESS             RELATIONSHIP
                                                                 A = ASSOCIATE       AMOUNT
                                                                 NA = NON
                                                                 ASSOC.
EUA DAY

OUTSIDE SERVICES-LEGAL:
        Various (3)                                                  NA                6,137

OUTSIDE SERVICES-BLDG & MAINT:
        JP Services              Martz Rd, Farmington, NY            NA                5,278
        AT&T                     Box 371430, Pittsburgh, PA          NA                6,608
        Various (11)                                                                   9,774

OUTSIDE SERVICES-OTHER:
        Various (5)                                                  NA               82,982

TOTAL EUA DAY                                                                        110,739

EUA CITIZENS

OUTSIDE SERVICES-LEGAL:
        Various (2)                                                  NA                1,016

OUTSIDE SERVICES-OTHER:
        Various (5)                                                  NA                  836

TOTAL EUA CITIZENS                                                                     1,852

EUA HIGHLAND

OUTSIDE SERVICES-MANAGEMENT:
        Various (1)                                                  NA                  (94)

OUTSIDE SERVICES-LEGAL:
        Various (3)                                                  NA                7,263

OUTSIDE SERVICES-ACCOUNTING:
        Various (3)                                                  NA                1,297

OUTSIDE SERVICES-OTHER:
        Various (21)                                                 NA                5,791

TOTAL EUA HIGHLAND                                                                    14,257

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1996

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923


FROM WHOM PURCHASED               ADDRESS                      RELATIONSHIP
                                                               A = ASSOCIATE     AMOUNT
                                                               NA = NON
                                                               ASSOC.
EUA NOVA

OUTSIDE SERVICES-LEGAL:
  Diepenbrock, Wulff & Hannegan    Capital Mall, Sacramento, CA       NA             15,672
  Tillinghast, Collins & Graham    Weybosset St., Providence, RI      NA             12,294
        Various (8)                                                   NA             19,995

OUTSIDE SERVICES-OTHER:
  The Madison Group                 Hayden Ave., Lexington, MA        NA             29,400
  Firebrand                         Allens Ave., Providence, RI       NA             40,761
  Evie Kreisler & Associates, Inc.  S. Figueroa St., Los Angeles, CA  NA             10,000
    Various (6)                                                       NA            123,513

OUTSIDE SERVICES-COMMISSIONS:
        Various (5)                                                   NA             20,090

TOTAL EUA NOVA                                                                      271,725

EUA NEMI

OUTSIDE SERVICES-OTHER:
        Various (3)                                                   NA             18,848

TOTAL EUA NEMI                                                                       18,848

TOTAL OUTSIDE SERVICES
EMPLOYED                                                                            946,929

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996

                          GENERAL ADVERTISING EXPENSES
                                 ACCOUNT 930.1


INSTRUCTIONS:    Provide a listing of the amount included in Account 930.1,
                 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION                NAME OF PAYEE                    AMOUNT

EUA Cogenex
        Miscellaneous         Various                          150

EUA Day
        Miscellaneous         Various                        3,425

        TOTAL                                                3,575


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                         MISCELLANEOUS GENERAL EXPENSES
                                 ACCOUNT 930.2


INSTRUCTIONS:   Provide a listing of the amount included in Account 930.2,
                "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. >441 (b) (2) shall be separately classified.


DESCRIPTION                                        AMOUNT
EUA Cogenex Corporation
  EUA Service Corporation Allocated Expenses                         75,405
  Capitalization of EUA Service Corporation Allocated Expenses
                                                                   (253,869)
  Conference Employee Training, Seminar and Conference Fees           9,753
  Petty Cash Expense, Letter of Credit & Bank Charges                45,901
  Filing Fees                                                         4,507
  Miscellaneous                                                      51,745
  Billing of Management Fees                                        (83,202)
  Director's Fees                                                    27,644
  Administration of Sanwa Loss                                        6,804
                                                                   (115,312)

EUA Nova
        December Adjusting Entries                                   58,541
        Miscellaneous                                                16,786
                                                                     75,327

EUA Day
        Capitalization of R&D                                      (190,620)
        Miscellaneous                                                25,909
                                                                   (164,711)

EUA NEMI
        Miscellaneous                                                 2,093


EUA Citizens Corporation
        Miscellaneous                                                 2,584


EUA Highland Corporation
        Miscellaneous                                                 3,705

        TOTAL                                                      (196,314)

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                                     RENTS
                                  ACCOUNT 931

INSTRUCTIONS:   Provide a listing of the amount included in Account 931,
                "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


T Y P E  O F  P R O P E R T Y                                 A M O U N T
EUA Cogenex Corporation
        Building Rents                                         249,107
        Automobile Leasing                                       2,979
        Data Processing and Other Equipment Rents              454,006
                                                               706,092

EUA Nova
        Building Rents                                         228,061
        Automobile Leasing                                       8,794
        Data Processing and Other Equipment Rents                5,916
                                                               242,771

EUA Day
        Building Rents                                          19,992
        Automobile Leasing                                      11,632
                                                                31,624

EUA NEMI
        Building Rents                                           8,017
        Data Processing & Other Equipment Rents                     78
                                                                 8,095

EUA Citizens Corporation
        Building Rents                                           1,920
        Data Processing and Other Equipment Rents                6,395
                                                                 8,315

EUA Highland Corporation
        Building Rents                                          66,377
        Data Processing and Other Equipment Rents               19,192
                                                                85,569

        TOTAL                                                1,082,466


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES

                     For the Year Ending December 31, 1996


                         TAXES OTHER THAN INCOME TAXES
                                 ACCOUNT 408.1


INSTRUCTIONS:   Provide an analysis of Account 408.1, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


K I N D   O F   T A X                                      A M O U N T
EUA Cogenex Corporation:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation           22,132
                State of NY Unemployment Compensation           12,684
                MA Health Insurance                                964
                State of Pennsylvania Unemployment               1,252
                State of New Jersey Unemployment                   417
                State of New Jersey Disability                     187
                State of California Unemployment and Training      756
                Property Taxes                                   1,732
                State of Maryland Unemployment                      77
                State of Maine Unemployment                        196
                State of Colorado Unemployment                     290
                State of Washington Unemployment                 4,732
                State of New York Sales and Use                  3,742
                Payroll Taxes                                   46,705
                Miscellaneous Taxes                             47,793
        Total                                                  143,659

        U.S. Government Taxes:
                Federal Unemployment Compensation                6,334
                F.I.C.A. (Net of A & G Credit)                 111,306
        Total                                                  117,640

        TOTAL                                                  261,299


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                  TAXES OTHER THAN INCOME TAXES - (Continued)
                                 ACCOUNT 408.1


K I N D   O F   T A X                                          A M O U N T
EUA Nova:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation                756
                State of RI Unemployment Compensation             24,881
                MA Health Insurance                                   34
                State of New Jersey Unemployment                     194
                State of New Jersey Disability                        73
                State of California Unemployment and Training      2,167
                Property Taxes                                    34,292
                State of Florida Unemployment                        189
                State of Rhode Island Job Development                922
                State of Texas Employment                            252
                State of Illinois Unemployment                       279
                Miscellaneous Taxes                                  162
                                                                  64,201
        U.S. Government Taxes:
                Federal Unemployment Compensation                  2,962
                F.I.C.A. (Net of A & G Credit)                   118,166
                                                                 121,128

        TOTAL                                                    185,329

EUA Day:
        Other Than U.S. Government Taxes:
                Property Taxes                                    17,721
                State of New York Unemployment                    19,856
                State of New York Sales & Use                     14,560
                Miscellaneous Taxes                                  166
                                                                  52,303
        U.S. Government Taxes:
                Federal Unemployment Compensation                  3,053
                F.I.C.A. (Net of A & G Credit)                   139,279
                                                                 142,332

        TOTAL                                                    194,635



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                         TAXES OTHER THAN INCOME TAXES
                                 ACCOUNT 408.1


K I N D   O F   T A X                                          A M O U N T
EUA NEMI:
        Other Than U.S. Government Taxes:
                Property Taxes                                     262
                Miscellaneous Taxes                                138

        TOTAL                                                      400

EUA Citizens:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation            3,564
                Property Taxes                                   4,192
                State of California Unemployment and Training      798
                State of North Carolina Unemployment               139
                Miscellaneous Taxes                                821
                                                                 9,514
        U.S. Government Taxes:
                Federal Unemployment Compensation                  784
                F.I.C.A. (Net of A & G Credit)                     907
                                                                 1,691

        TOTAL                                                   11,205

EUA Highland Corporation:
        Other Than U.S. Government Taxes:
                Property Taxes                                   1,836
                State of Colorado Unemployment                   1,685
                Miscellaneous Taxes                                564
                                                                 4,085
        U.S. Government Taxes:
                Federal Unemployment Compensation                2,773
                F.I.C.A. (Net of A & G Credit)                  40,363
                                                                43,136

        TOTAL                                                   47,221



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                                   DONATIONS
                                 ACCOUNT 426.1


INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1,
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT       PURPOSE OF DONATION             AMOUNT

EUA Cogenex:
        Miscellaneous (9)                               2,065


        TOTAL                                           2,065



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                                OTHER DEDUCTIONS
                                 ACCOUNT 426.5


INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
                "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                     NAME OF PAYEE                AMOUNT

EUA Cogenex Corporation:
        Development Costs       APS                         207,900
                                CWIP 9000 Amortization      142,037
        Miscellaneous (11)                                   11,392
                                                            361,329

EUA Citizens Corporation        Miscellaneous (1)                75

EUA Highland Corporation        PSCo                         15,000

        TOTAL                                               376,404

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME




INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See "Notes to Financial Statements" on page 31.


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1996


SCHEDULE OF TERMINATED CONTRACTS

FILED UNDER CONFIDENTIAL TREATMENT REQUEST

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1996


SCHEDULE OF PROJECT VALUES


FILED UNDER CONFIDENTIAL TREATMENT REQUEST


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                     SCHEDULE OF ESTIMATED KILOWATTS SAVED


INSTRUCTIONS:   Provide a statement of estimated kilowatts saved during the past year and cumulatively, both within and outside of New
                England through demand side management projects.


                                                            ESTIMATED
UTILITY SPONSOR                     ESTIMATED CURRENT       CUMULATIVE
                                    YEAR KILOWATTS SAVED    KILOWATTS SAVED



Commonwealth Electric Co. (1)               -0-                 5,291


Public Service Electric & Gas Co. (3)       3,253              16,493


Orange and Rockland Utilities Inc. (2)      -0-                 2,670


Central Maine Power Company (1)             -0-                10,558


Rochester Gas and Electric Corp. (2)        1,185               7,152


Rockland Electric Company (3)               -0-                   381


Massachusetts Electric (1)                  -0-                    88


Boston Edison (1)                           -0-                21,230


Consolidated Edison (2)                     -0-                 5,643


Jersey Central Power and Light (3)         1,116                3,856


TOTAL                                      5,554               73,362



(1)     New England
(2)     New York
(3)     Outside New England and New York

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1996


PROJECT INCOME STATEMENT


FILED UNDER CONFIDENTIAL TREATMENT REQUEST



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                            ORGANIZATIONAL STRUCTURE
                            EUA COGENEX CORPORATION


President

        Vice President
        Assistant Comptroller
        Manager of Personnel
                Director of Operations
                Manager of Commercial Finance
                Director of Project Development

                Vice President of Business Development
                Marketing Manager
                Director of Sales - Region 1
                Director of Sales - Region 2
                Director of Sales - Region 3

        Manager Engineering and Construction - Team 1
        Manager Engineering and Construction - Team 2
        Manager Engineering and Construction - Team 3



             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                            ORGANIZATIONAL STRUCTURE
                                    EUA NOVA


Vice President/General Manager

                Manager Administration and Accounting
                Manager of Purchasing
                Regional General Manager
                Manager of Engineering & Manufacturing


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                            ORGANIZATIONAL STRUCTURE
                                    EUA DAY


General Manager

                Business Manager

                Operations Manager


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                            ORGANIZATIONAL STRUCTURE
                            EUA CITIZENS CORPORATION

President

        Vice President

        Project Manager - Housing Operations
        Project Manager - Utility Program
        Senior Construction Manager
        Senior Financial Analyst

             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                            ORGANIZATIONAL STRUCTURE
                                  EUA HIGHLAND


President

        Vice President of Engineering and Construction

        Vice President - Lighting
        Vice President - Mechanical


             ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
                     For the Year Ending December 31, 1996


                                SIGNATURE CLAUSE



      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                  EUA Cogenex Corporation
                                  (Name of Reporting Company)



                                  By:  /s/ Richard M. Burns
                                  (Signature of Signing Officer)


                                  Richard M. Burns, Comptroller
                                  (Printed Name and Title of Signing Officer)



                                  Date: April 30, 1997